EXHIBIT 99.1

B Communications Ltd. Reports Extension of the Company’s Directors’ and
Officers' Liability Insurance Policy

B Communications Ltd. (the “Company") announced today that the Compensation Committee and Board of Directors of the Company approved the extension of the Company’s directors' and officers' liability insurance policy (the "Policy") for the period from December 1, 2014 through April 30, 2016.

The Policy was approved within the framework approved by the Company’s shareholders at the general meeting of the shareholders and according to the Company’s Compensation Policy.

The Policy shall apply and include all members of the Board of Directors, including those who are deemed to be "controlling shareholders" in the meaning set forth in the Israeli Companies Law.

The terms of the Policy remained the same, except for changes that are either not material or beneficial to the Company. The Policy will continue to cover a total liability of $10 million (for each claim and in the aggregate) and the Company will pay an aggregate premium of $89,708 for the Policy, which reflects approximately 5% lower monthly rate compared to 2013-2014.

The Compensation Committee and Board of Directors of the Company, approved that the transaction is in a the company’s ordinary course of business, in market conditions and will not
Influence the profitability of a company, its property or liabilities.

According to the Israeli Companies Law Regulations (Reliefs Regarding Transaction with Interested Parties), 5760-2000, in the event that one or more shareholders, holding at least 1% of the issued share capital or the total voting rights in the Company, oppose this relief by written notice no later than 14 days following this report, the approval of the Company’s shareholders will be required for the extension of the Policy.

The above information constitutes a translation of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.